UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tahoe Resources Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

873868103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 873868103	Page 2 of 6

1	Names of Reporting Persons Goldcorp Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 58,051,692
	6	Shared Voting Power 0
	7	Sole Dispositive Power 58,051,692
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,051,692
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 39.9%
12	Type of Reporting Person (See Instructions) CO

*	The Reporting Person’s calculation of its percentage ownership of the Common Shares, no par value, of the Issuer is based upon 145,505,938 Common Shares, no par value, of the Issuer issued and outstanding as of September 30, 2012 as reported by the Issuer in its Management’s Discussion and Analysis for Quarter Ended September 30, 2012, that was filed as an exhibit with the Securities and Exchange Commission to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 15, 2012.

Schedule 13G

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Item 1(a)	Name of Issuer:

  Tahoe Resources Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

  5190 Neil Road, Suite 460

  Reno, NV

  United States, 89502

Item 2(a)	Name of Person Filing:

  Goldcorp Inc. (“Goldcorp”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

  Suite 3400 - 666 Burrard St.

  Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)	Citizenship:

  Ontario, Canada

Item 2(d)	Title of Class of Securities:

  Common Shares, no par value (the “Common Shares”)

Item 2(e)	CUSIP Number:

  873868103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Schedule 13G

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(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Goldcorp’s calculation of its percentage ownership of the Common Shares of the Issuer is based upon 145,505,938 Common Shares of the Issuer issued and outstanding as of September 30, 2012, as reported by the Issuer in its Management’s Discussion and Analysis for Quarter Ended September 30, 2012, that was filed as an exhibit with the Securities and Exchange Commission to the Issuer’s Report of Foreign Private Issuer on Form 6-K on November 15, 2012.

(a)	Amount beneficially owned:

58,051,692

(b)	Percent of class:

39.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 58,051,692

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 58,051,692

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Schedule 13G

CUSIP No. 873868103	Page 5 of 6

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification

Not Applicable.

Schedule 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary